

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

<u>Via U.S. Mail</u>

Herschel S. Weinstein, Esq.
Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022-4731

> **Re:** **Clinical Data, Inc.**
> **Schedule TO-T**
> **Filed on March 8, 2011**
> **File No. 005-39041**

Dear Mr. Weinstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.

2. Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration to be paid to security holders, respectively. We note in this regard that payment of the CVR Consideration is ultimately within the control of

Forest pursuant to Section 7.12 of the CVR Agreement and that the Upfront Consideration is apparently at a discount to market value. In your analysis, please address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

3. Please clarify your disclosure as to whether holders of CVR Consideration are beneficiaries of the agreements. Disclose the contractual rights the holders have against the company and/or the paying agent with respect to those parties' respective obligations owed to holders pursuant to the agreements. Disclose for example, any limitations imposed on the enforcement of rights by holders.

4. If the Upfront Consideration, which is the only consideration a security holder is assured of receiving, is in fact at a discount to the market price of the Clinical Data common stock on the last full day of trading before the public announcement of the terms of the offer, please prominently highlight this fact for security holders.

5. Please prominently disclose, if true, that payment of the CVR Consideration is ultimately within the control of Forest.

6. Please provide your analysis as to the materiality of bidder financial statements under Item 1010(a)-(b) of Regulation M-A.

7. We note disclosure on page x to the effect that the merger could occur with the approval of the holders of a majority of the outstanding shares of Clinical Data prior to the acceptance of any shares in the offer. We also note that you have already filed a preliminary proxy statement on Schedule 14A with respect to the special meeting. Please provide your analysis as to how the foregoing is consistent with Rule 14e-5.

Minimum Tender Condition, page iv

8. Please quantify the number of shares constituting the minimum tender condition, and disclose the aggregate number and percentage of shares subject to the Support Agreement.

Terms of the Offer, page 5

9. We note your disclosure that you will pay for securities tendered as promptly as possible after accepting them. We also note the disclosure on page 8 that you will return securities not accepted for payment as promptly as practicable following the expiration or termination of the offer. Rule 14e-1(c) requires that you pay for or return the securities "promptly" upon expiration or termination of the offer, as applicable. Please revise your disclosure.

Determination of Validity, page 10

10.   You state that your determinations as to the validity of all tenders and withdrawals will be final and binding. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction.

The Merger Agreement; Other Agreements, page 21

11.   We note your statements that the merger agreement is not intended to modify or supplement any factual disclosures about Clinical Data or Forest in Clinical Data's or Forest's public reports filed with the SEC, and that the merger agreement and summary of the merger agreement should not be relied upon as disclosures regarding any facts or circumstances relating to Clinical Data or Forest or to establish facts. Please revise to remove the implication that the merger agreement and summary do not constitute public disclosure.

Contingent Value Right Agreement, page 39

12.   We note your disclosure that the CVR Consideration will not be transferable, except in the limited circumstances specified in the CVR Agreement. Please address these circumstances with specificity for your security holders.

Conditions of the Offer, page 42

13.   Please explain condition (c), which appears to be missing an operative conjunction. We note in general that these conditions do not conform structurally to the conditions appearing on Annex A to the merger agreement.

14.   In the first sentence of the last paragraph of this section, you reserve the right to assert the conditions of the offer at any time. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration. Please revise.

15.   You state that you may assert conditions regardless of the circumstances giving rise to any such conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at your option.

16.   We note the disclosure that the Purchaser may exclude any In-the-Money Warrant that has an expiration date that would occur earlier than the third business day following the expiration date. Please explain the meaning of this provision, provide enhanced disclosure regarding this feature, and provide your analysis as to how this is consistent with Rule 14d-10(a)(1).

Miscellaneous, page 47

17.   You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 for guidance.

Schedule I

18.   Provide the five-year employment history of all persons listed on this schedule, or advise. Refer to Item 1003(c)(2) of Regulation M-A.

19.   Please provide the disclosure described in Item 1008 of Regulation M-A.

Exhibit (a)(5)

20.   We note your reference to the Private Securities Litigation Reform Act of 1995 in Exhibit (a)(5). Be aware that the safe harbor is not available for statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act and Question 2 of Section I.M of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001), available on our website. Please refrain from making similar references in future filings relating to this transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 841-1010
        Andrew W. Ment, Esq.
        Covington & Burling LLP